Exhibit (a)(5)(D)

STATE OF MINNESOTA	DISTRICT COURT

COUNTY OF HENNEPIN	FOURTH JUDICIAL DISTRICT

Case Type: Other Civil

KEVIN J. KEILTY, Individually and

On Behalf of All Others Similarly Situated,

Plaintiff,

v.

ev3, INC. and JOHN K. BAKEWELL,

JEFFREY B. CHILD, RICHARD B.

EMMITT, DOUGLAS W. KOHRS,

DANIEL J. LEVANGIE, JOHN M.

MICLOT, ROBERT J. PALMISANO,

THOMAS E. TIMBLE, ELIZABETH H.

WEATHERMAN and COVIDIEN PLC,

Defendants.

Court File No. _____________________ STOCKHOLDERS’ CLASS ACTION COMPLAINT JURY TRIAL DEMANDED

Plaintiff, by his attorneys, alleges upon information and belief, except as to paragraph 2, which plaintiff alleges upon personal knowledge, as follows:

NATURE OF THE ACTION

1. This is a class action on behalf of the public shareholders of defendant ev3 Inc. (“ev3” or the “Company”), against the Company and its Board of Directors (the “Board”) to remedy defendants’ breaches of fiduciary duty and to enjoin the proposed acquisition of ev3 by defendant Covidien, plc (“Covidien” or the “Company”).

2. On June 1, 2010 ev3 and Covidien announced that they have signed a definitive merger agreement under which Covidien will acquire all of the outstanding shares of ev3 for $22.50 per share in cash, for a total of $2.6 billion, net of cash acquired (the “Proposed Transaction”). As alleged herein, Covidien aided and abetted the Individual Defendants’

breaches of fiduciary duty. Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants consummate the deal.

PARTIES

3. Plaintiff owns and has owned common stock of ev3 continuously since prior to the wrongs complained of herein.

4. Defendant ev3 is a Delaware corporation whose principal place of business is located at 3033 Campus Drive, Plymouth Minnesota 55441. Since its founding in 2000, ev3 has been dedicated to developing breakthrough and clinically proven technologies for the endovascular treatment of peripheral vascular and neurovascular diseases. The company offers a comprehensive portfolio of treatment options, including the primary interventional technologies used today – plaque excision systems, peripheral angioplasty balloons, stents, embolic protection devices, liquid embolics, embolization coils, flow diversion, thrombectomy catheters and occlusion balloons.

5. At all relevant times:

a.	Defendant Robert J. Palmisano (“Palmisano”) was president, chief executive officer and director of ev3.

b.	Defendant Daniel J. Levangie (“Levangie”) has been ev3’s Chairman of the Board.

c.	Defendants John K. Bakewell, Jeffrey B. Child, Richard B. Emmitt, Douglas W. Kohrs, Daniel J. Levangie, John M. Miclot, Robert J. Palmisano, Thomas E. Timble and Elizabeth H. Weatherman were directors of ev3.

6. Defendants named in Paragraph 5 are collectively referred to herein as the “Individual Defendants.”

7. By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of ev3, and owe plaintiff and ev3’s other shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full, candid and fair disclosure. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

8. Defendant Covidien is an Irish Corporation and is a leading global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. Covidien manufactures, distributes and services a diverse range of industry-leading product lines in three segments: Medical Devices, Pharmaceuticals and Medical Supplies.

9. Each Individual Defendant at all times had the power to control and direct ev3 to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all ev3 shareholders.

CLASS ACTION ALLEGATIONS

10. Plaintiff brings this action on his own behalf and as a class action on behalf of the public shareholders of ev3 common stock (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

11. This action is properly maintainable as a class action.

12. The Class is so numerous that joinder of all members is impracticable. As of May

29, 2010, ev3 had approximately 113 million shares issued and outstanding, held by at least hundreds of individuals and entities scattered throughout the country.

13. Questions of law and fact are common to the Class, including, among others:

a.	Whether the Individual Defendants have breached their fiduciary duties owed to plaintiff and the Class; and

b.	Whether plaintiff and the Class will be irreparably harmed if defendants’ conduct complained of herein continues.

14. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other Class members and plaintiff has the same interests as the other Class members. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

15. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to individual Class members that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual Class members that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

16. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

17. On June 1, 2010, defendants ev3, and Covidien entered into a definitive agreement under which Covidien will acquire all of the outstanding common stock of ev3 for $22.50 per share in cash (the “Merger Agreement”), and which forms the basis of the Proposed Transaction.

18. The Proposed Transaction, which will take the form of an all-cash tender offer by a wholly-owned subsidiary of Covidien, (COV Delaware Corp.), followed by a second-step merger, is subject to customary closing conditions, including receipt of certain regulatory approvals, and is expected to be completed by July 31, 2010. The Board of Directors of both companies have unanimously approved the transaction. All of the directors and executive officers of ev3 have confirmed their intention to tender all shares held by them into the offer, and certain stockholders affiliated with Warburg, Pincus Equity Partners LP, holding approximately 24% of ev3’s outstanding common stock, have entered into agreements with Covidien to tender their shares.

19. ev3 has experienced a financial upswing as demonstrated by its recently released financial results, expansion, and product development.

20. On February 25, 2010, ev3 reported its financial results for the fourth quarter and the full year ending on December 31, 2009. The Company reported net income of $41.9 million in 2009, compared with a net loss of $335.6 million in 2008. Net sales from the Company’s peripheral vascular products increased 4% to $279.5 million, and net sales of neurovascular products increased 28% to $169.5 million. Due mainly to its improved operating activities, the Company boasted cash and cash equivalents totaling $98.1 million, an increase of $38.4 million over its year-end figure in 2008. Expenses also decreased to 50% of net sales in 2009, as compared to 55% in 2008, and the Company expected that percentage to decrease further as operating processes improve.

21. In its most recent quarterly statement, the earnings that the Company reported are equally positive. Net sales encompassing all sectors of ev3’s business totaled $123.9 million, an increase of 23.4% from the first quarter of 2009. Net income was $9.9 million for the most recent quarter, compared with a net loss of $1.8 million for the first quarter of 2009.

22. Commenting on the strong quarterly results, Defendant Palmisano stated:

We achieved another quarter of significant sales growth in both our neurovascular and peripheral vascular segments that outpaced market growth rates in U.S. and international markets. Our neurovascular segment, which grew 44% in the first quarter compared to the prior year quarter, reflects the broad penetration we are making across our entire product line and the positive response to the international launch of our Pipeline Embolization Device and Solitaire FR Revascularization Device for ischemic stroke . . . . I am especially pleased by the 13% sales growth we saw hi our peripheral vascular segment during the quarter, which was led by an outstanding performance from our U.S. sales organization and the launch of our TurboHawk Plaque Excision System, TrailBlazer Support Catheter and new PowerCross PTA balloon . . . . Operationally, this was another very strong quarter for ev3. In addition to sales growth, we continue to emphasize gross margin improvement and profitability as our primary objectives, so I was very pleased to see sequential quarter gross margin expansion of 50 basis points to 76.4%. We will continue to focus on improving execution, driving manufacturing efficiencies and increasing leverage.

The Merger Agreement

23. Despite the positive forecasts, recent growth and successful product development, on June 1, 2010, ev3 announced that it had entered into a definitive merger agreement with Covidien. Under the terms of the Proposed Transaction, Covidien will acquire ev3 by paying $22.50 per share in cash for each share of ev3 common stock. The Proposed Transaction is a two-step transaction. First, a tender offer will commence and, assuming ninety percent of outstanding shares vote in favor of the Proposed Transaction, a top-up option will be exercised to buy out all remaining shares at the same $22.50 per share price.

24. In a joint press release announcing the merger, the companies stated:

Covidien plc (NYSE: COV) and ev3 Inc. (NASDAQ: EVW) today announced that they have signed a definitive merger agreement under which Covidien will acquire all of the outstanding shares of ev3 Inc. for $22.50 per share in cash, for a total of $2.6 billion, net of cash acquired. This transaction further accelerates Covidien’s strategy of building a world-class vascular platform addressing high- growth markets and positions Covidien to become a leading endovascular player, with strong positions hi both the peripheral vascular and neurovascular markets.

The acquisition of ev3 will enable Covidien to significantly expand its presence in the vascular market and is in line with our strategy of becoming a leading partner with vascular surgeons, neurosurgeons, interventional cardiologists and interventional radiologists,” said Richard J. Meelia, Chairman, President and CEO of Covidien. “With its broad product portfolio, clinical expertise and call-point synergies with our existing vascular franchise, ev3 will be an important addition to our innovative vascular intervention products.

We believe this transaction will provide truly unique opportunities and will create value for both companies’ stockholders, patients and employees,” said Robert Palmisano, President and CEO of ev3. “We will be able to advance our broad platform of peripheral vascular and neurovascular technologies with a leading global healthcare products company that shares our vision of delivering breakthrough and innovative medical solutions for improved patient outcomes. In addition, this combination will provide the opportunity for further innovation to support endovascular market growth and procedure penetration worldwide, while our employees will be afforded the opportunity to be part of a larger organization with greater depth of resources for sustained success in our industry.

ev3 Inc. is dedicated to developing innovative, breakthrough and clinically proven technologies and solutions for the treatment of peripheral vascular and neurovascular diseases. ev3 offers a comprehensive portfolio of treatment options, including the primary interventional technologies used today: peripheral angioplasty balloons, stents, plaque excision systems, embolic protection devices, liquid embolics, embolization coils, flow diversion, thrombectomy catheters and occlusion balloons.

25. It is essential to note that the ev3 has continued to perform well and has continued to grow in spite of the global recession. Clearly, ev3’s value as an ongoing business is greater than the consideration to be paid in the Proposed Transaction. This is highlighted by the fact that at least one analyst has set a target price for ev3 of $27 per share. As such, the Proposed Transaction is inadequate to ev3’s shareholders and represents a significant discount to the Company’s actual and intrinsic value.

26. Moreover, Defendants Weatherman, Bakewell, Kohrs, Levangie and Miclot are employed in some capacity by Warburg—co-founder of ev3 and holder of nearly 25% of the outstanding stock of the Company. Weatherman, in the Company’s most recent Proxy on

Definitive 14A, filed with the U.S. Securities and Exchange Commission (“SEC”) on April 9, 2010, is listed as the holder of all outstanding shares of Warburg in the Company. This ensures that Warburg, the Company’s largest shareholder, will vote their shares in favor of the merger, thereby reducing the number of shares necessary that must be tendered in order to effectuate the Proposed Transaction.

27. Should the Proposed Transaction proceed, Warburg is set to make over $600 million on this deal. Given the large position Warburg holds in ev3, it would be substantially difficult to sell its shares in the Company without depressing the share price and thus damaging its return. However, the Proposed Transaction provides it with the opportunity to dispose of all of its shares at once, monetizing its holdings at a substantial profit compared to its comparatively low cost basis. This puts Warburg and the Individual Defendants either directly or indirectly under its employ in a disparate position from Plaintiff and the common stockholders by allowing Warburg and the Individual Defendants to dispose of its large block of stock in the manner most profitable for itself, but not the common shareholders.

28. Additionally, §3.4(a) of the Merger Agreement provides that all company stock options, whether vested or unvested, shall be cancelled, and the holder will receive the difference between the exercise price and the merger consideration. Likewise, all company restricted stock shall be cancelled, and the holders will receive the merger consideration.

29. Individual Defendants hold a substantial number of company stock options, vested and unvested, that will accelerate pursuant to the Proposed Transaction, nearly all of which have exercise prices well below the price offered in the Proposed Transaction. Likewise, Individual Defendants hold a substantial amount of company restricted stock that will also vest upon completion of the Proposed Transaction. By agreeing to the Proposed Transaction, Individual Defendants will reap substantial financial gains that will not be shared by the public shareholders. These financial interests by the Individual Defendants, particularly the unvested stock options that will accelerate pursuant to the Proposed Transaction, create conflicts of interest that separate Individual Defendants from Plaintiff and the common shareholders, depriving the Plaintiff and the class from maximizing shareholder value.

The Preclusive Deal Protection Devices

30. The Proposed Transaction is wrought with onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait d’accompli and ensure that no competing offers will emerge for the Company.

31. By way of example, §6.3(a) of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from seeking out any other strategic alternatives. Despite the fact that they have locked up the Company and bound it to not solicit alternative bids, the Merger Agreement provides other ways that guarantee the only suitor will be Covidien. Pursuant to §6.3(c) of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify Covidien of the bidder’s offer. Thereafter, under §6.3(c), ev3 must notify Covidien of the offer within 24 hours and give Covidien the identity of the party making the superior offer. Furthermore, pursuant to §6.3(e), prior to accepting a superior proposal, ev3 must allow Covidien three business days to amend their proposal such that the alternative proposal is no longer superior.

32. In addition, the Merger Agreement provides that a termination fee of $83,650,522 must be paid to Covidien if the Company decides to pursue said other offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

33. Ultimately, the preclusive deal protection provisions illegally restrain the Company’s ability to engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which ____ may respond to an unsolicited written bona fide proposal for an alternative acquis______ constitutes or would reasonably be expected to constitute a superior proposal are too _____ circumscribed to provide an effective “fiduciary out” under the circumstances. Likew______ provisions also foreclose any likely alternate bidder from providing the needed market _____ Covidien’s inadequate offer price.

34. Accordingly, Plaintiff seeks injunctive and other equitable relief to pr_____ irreparable injury that Company shareholders will continue to suffer absent judicial inte______

35. The consideration to be paid to plaintiff and the Class in the Proposed Tra_____ unfair and grossly inadequate because, among other things, the intrinsic value of ev3 is _____ in excess of the amount offered in the Proposed Transaction, giving due considerati______ Company’s anticipated operating results, net asset value, cash flow profitability and e____ markets. Indeed, current management will obtain the future benefits of ev3’s business _____ public shareholders will not. According to an attachment of questions and answers to _____ 14D-9 filed with the SEC on June 1, 2010:

Q. Will there be any reduction-in-force as a result of the transaction?

A. In the short term while we complete the closing of the transaction, ___ expect any job responsibilities to change. During this time, an integration tear___ working to identify how to best leverage each company’s strengths and ___ companies together.

There may be some consolidation as a result of combining companies; ___ Covidien is acquiring ev3 because ev3 built a business based on technological ___ and excellent execution. Covidien wants to leverage that success and the ex___ talent of both organizations. In order to maximize the success of the acquisi___ essential that the companies take advantage of the combined economics of scale.

Q. Will ev3 Inc. stay in its current location? Will employees from ___ move to ev3?

A. It is expected that ev3 will remain in its current location. Covidien may consider moving employees from other sites into ev3 as part of the integration plan.

36. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability while the executives of ev3 will so share.

FIRST CAUSE OF ACTION

(Breach of Fiduciary Duty Against the Individual Defendants)

37. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

38. In approving the Proposed Transaction, the Individual Defendants have not taken adequate steps to protect the interests of the Company’s public shareholders.

39. The unfairness of the terms of the Proposed Transaction is compounded by the gross disparity between the knowledge and information possessed by defendants by virtue of their positions of control of ev3 and that possessed by the Company’s public shareholders.

40. Under the circumstances alleged herein, the Individual Defendants are obligated to explore all alternatives to maximize shareholder value. To accomplish this obligation, the Individual Defendants had a duty to:

(a)	Fully inform themselves of ev3’s market value before taking, or agreeing to refrain from taking, action;

(b)	Act in the interests of the Company’s equity owners and not favor the interests of anyone of the others;

(c)	Maximize shareholder value;

(d)	Obtain the best financial and other terms when the Company’s independent existence will be materially altered by the transaction; and

(e)	Act in accordance with the fundamental duties of loyalty, care, and good faith.

41. Because of their respective positions with the Company, the Individual Defendants are also required to:

(a)	Act independently to ensure that the best interest of the corporation and its shareholders takes precedence over any other interest; and

(b)	Ensure that if there are conflicts of interest between the defendants’ interests and their fiduciary obligations of loyalty, they are resolved in the best interest of ev3’s public shareholders.

42. Because of their conduct as detailed herein, the Individual Defendants are breaching their fiduciary duties owed to the public shareholders of ev3, and are engaging in, or facilitating the accomplishment of, an unfair and coercive transaction in violation of their fiduciary duties to the public shareholders of ev3.

43. Plaintiff and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and carrying out the previously mentioned wrongful transaction.

44. Plaintiff and the Class have been and will be damaged in that they will not receive a fair proportion of the value of ev3’s assets and business and will be prevented from benefiting from a value-maximizing transaction.

45. Plaintiff and the other Class members are immediately threatened by the acts and transactions complained of herein.

46. In unanimously approving the Proposed Transaction on behalf of the Company,

the Individual Defendants have failed to take steps to protect the interests of the Company’s minority shareholders, including the utilization of procedural safeguards such as providing for approval of the Proposed Transaction by a majority of the Company’s minority shareholders.

47. Absent injunctive relief, plaintiff and the Class will be irreparably harmed because of the Individual Defendants’ breaches of their fiduciary duties.

48. Plaintiff and the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

(Aiding and Abetting the Board’s Breaches of Fiduciary Duty

Against Covidien

49. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

50. Defendant Covidien knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Merger Agreement, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, ev3 provided, and Covidien obtained, sensitive non-public information concerning ev3’s operations and thus had unfair advantages which enabled it to acquire the Company at an unfair and inadequate price.

51. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their ev3 shares.

52. Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.	Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

B.	Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;

C.	In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D.	Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E.	Awarding plaintiff the costs of this action, including reasonable allowance for plaintiffs attorneys’ and experts’ fees; and

F.	Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

LOCKRIDGE GRINDAL NAUEN P.L.L.P.

Dated: June 15, 2010	By:	/s/ Gregg M. Fishbein
Richard A. Lockridge (#64117) Gregg M. Fishbein (#202009) Karen H. Riebel (#219770)
100 Washington Avenue South, Suite 2200 Minneapolis, Minnesota 55401-2159 Telephone: 612.339.6900 Facsimile: 612.339.0981

Of Counsel:

HARWOOD FEFFER LLP

Robert I. Harwood

Samuel K. Rosen

488 Madison Avenue, 8th Floor

New York, NY 10022

Telephone: 212.935.7400

Facsimile: 212.753.3630

GLANCY BINKOW & GOLDBERG LLP

Michael Goldberg

1801 Avenue of the Starts, Suite 311

Los Angeles, CA 90067

Telephone: 310.201.9150

LAW OFFICES OF HOWARD G. SMITH

Howard G. Smith

3070 Bristol Pike

Bensalem, PA 19020

Telephone: 215.638.4847